UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press release dated April 22, 2015 titled “GeoPark Announces First Quarter 2015 Operational Update”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES FIRST QUARTER 2015
OPERATIONAL UPDATE

Santiago, Chile -- April 22, 2015 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, announces today its 1Q2015 operational update.

GeoPark’s oil and gas production in 1Q2015 averaged 19,586 boepd, which represents an 18% increase from 1Q2014, led by the strong production growth in the Llanos 34 Block in Colombia which also compensated the temporary shut-in of marginal fields in Colombia and Argentina.

As announced on January 20, 2015, GeoPark has designed its 2015 plan based on an average oil price assumption of $45-50 per barrel, targeting a fully-funded $60-70 million work and investment program (reduced by 70-75% from a $238 million investment program in 2014), which can be adjusted depending on oil price performance. This program currently includes drilling 4-5 wells in Colombia, mainly in the Tua and Tigana fields during 2H2015, investments to support production in Chile and Brazil, as well as other project enhancement investments in Argentina and Peru.

GeoPark moved decisively during this period to reduce costs across the Company to both maximize the work program and preserve liquidity. Overall cost reduction efforts and results include estimated operating costs reduction of more than 20% and up to 30% reduction in drilling along with other services costs as compared to 2014 mainly derived from:

•	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation costs (trucking and pipeline)

•	Deferment of some capital commitments with regulatory authority and partner agreement

•	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil fields

•
Reduction of G&A costs through a general corporate reorganization and reduction of legal, accounting and administrative fees, including workforce reductions and an immediate voluntary salary reduction by GeoPark’s senior management team and Board of Directors

•
Depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating, structure and other costs established in local currencies

As a result of GeoPark’s expansive organic portfolio of assets across five countries, it has the flexibility and agility to increase its work program and allocate additional capital to identified projects if conditions permit. Given the reduced costs and adjustments achieved, GeoPark may consider to potentially increase its drilling activity and other operations during 2015.

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval.

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production increased 18% in 1Q2015 to 19,586 boepd, compared to 16,583 boepd in 1Q2014. On a proforma basis (including operations from the Manati field acquisition in Brazil in both periods), average production decreased by 3%.

Consolidated oil production accounted for 72% of total reported production, increasing to 14,101 bopd in 1Q2015 from 13,765 bopd in 1Q2014.

Colombia:

Average production in Colombia increased by 25% in 1Q2015 to 11,586 boepd from
1Q2014. This production increase is mainly the result of continued development and appraisal of the Tigana and Tua fields and the recent Tilo discovery in the Llanos 34 Block (GeoPark operated with a 45% WI). Production was also negatively impacted by the temporary shut-in of oil fields in La Cuerva Block (GeoPark operated with 100% WI), which was producing 880 bopd (La Cuerva Block is located in a more remote area, and generates higher transportation and logistics expenses).

The Llanos 34 Block represented 87% of GeoPark’s Colombian production in 1Q2015.

Chile:

Average oil and gas production in Chile decreased by 38% in 1Q2015 to 4,486 boepd, compared to 1Q2014. This decrease is mainly a result of 45% lower oil production together with 28% lower gas production, both impacted by the natural decline in base production.

The Fell Block (GeoPark operated with a 100% WI) represented 96% of GeoPark’s Chilean production.

Brazil:

Average gas production in Brazil amounted to 20,659 mcfpd, or 3,494 boepd, in 1Q2015. On a proforma basis, including production for both quarters, gas production decreased 5% compared to 1Q2014, mainly due to lower demand from Manati’s main customers.

The Manati Field (non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Argentina:

Production in Argentina during the 1Q2015 amounted to 20 bpd in the 1Q2015 and was impacted by the temporary shut-in of the Del Mosquito field during the quarter.

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Operational Update:

Colombia:

Llanos 34 Block (GeoPark Operated with 45% WI)

Tigana Field: Currently producing over 11,000 bopd gross from seven wells. No wells were drilled or tested during 1Q2015.

Tua Field: Currently producing over 10,000 bopd gross from nine wells. In 1Q2015:

•	Appraisal well Tua 7 was successfully tested and is currently producing approximately 1,400 bopd gross

•	Appraisal well Tua 9 was successfully tested and is currently producing approximately 950 bopd gross

Tilo Field: Tilo 1 well was drilled and completed to a total depth of 11,293 feet in 2014, and successfully tested in 1Q2015 with an electrical submersible pump in the Guadalupe formation, at approximately 10,707 feet. In March, Tilo 1 well initiated a long-term test, and is currently on production at a rate of approximately 850 bopd. Further technical evaluation will also be undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field.

Chile:

Fell Block (GeoPark Operated with 100% WI)

Ache Gas Field: Ache 1 gas discovery well was drilled and completed to a total depth of 9,694 feet in 2014. A production test through different chokes in the Tobifera formation resulted in an average gas production rate of 9.2 million standard cubic feet per day of gas and approximately 80 barrels per day of condensate of 47 degree API. The well is temporarily shut-in until surface facilities are constructed – currently targeted to be completed with production start-up in 4Q2015.

Brazil:

Manati Field (BCAM 40 Block, Non-operated with 10% WI)

Construction of a compression plant for the gas field continued with expected start-up scheduled for 2H2015.

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Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2015, as compared with 1Q2014.

	First Quarter 2015			First Quarter 2014
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	11,586	11,586	-	9,265	25%
Chile	4,486	2,444	12,246	7,407	-39%
Brazil	3,494	51	20,659	*	-
Argentina	20	20	-	71	-72%
Total	19,586	14,101	32,905	16,743	17%

(*) 1Q2014 shows no production in Brazil, as the acquired interest in the Manati Field (Brazil) was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production for 1Q2014 amounted to 3,667 boepd.

Production Growth Evolution

(boepd)	1Q2014	2Q2014	3Q2014	4Q2014	1Q2015
Colombia	9,265	10,357	11,934	11,615	11,586
Chile	7,247	6,435	5,994	4,791	4,486
Brazil	-	3,572	3,536	3,511	3,494
Argentina	71	77	81	67	20
Total	16,583	20,441	21,548	19,984	19,586
Oil	13,765	14,325	15,739	14,364	14,101
Gas	2,818	6,116	5,809	5,620	5,485

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
sqkm	Square kilometers
WI	Working Interest
EI	Economic Interest

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NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 production growth, capital expenditures plan and available liquidity. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 22, 2015